DYNEGY INC.

1000 Louisiana, Suite 5800

Houston, Texas 77002

April 12, 2006

VIA FAX (202) 551-3574

AND EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Matthew Benson

  Jeffrey Werbitt

Re:	Dynegy Inc.

   Registration Statement on Form S-4 (Registration No. 333-132454)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), Dynegy Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement, as amended, (the “Registration Statement”), on Form S-4 (File No. 333-132454) be accelerated so that the Registration Statement will be declared effective at 5:30 p.m., Eastern Time, on April 14, 2006, or as soon as practicable thereafter.

In connection with the foregoing acceleration request of the Registration Statement, the Company hereby acknowledges the following:

•	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter.

Very truly yours, DYNEGY INC.

By:	/s/ J. Kevin Blodgett
Name: Title:	J. Kevin Blodgett General Counsel, Executive Vice President, Administration and Secretary